Exhibit 99.1

Amber International Announces $25.5 Million Private Placement to Accelerate Institutional Crypto Expansion Across U.S. and Southeast Asia

SINGAPORE, June 30, 2025 -- Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, or the “Company”), a leading provider of institutional crypto financial services & solutions and operating under the brand name “Amber Premium”, today announced that it has successfully entered into subscription agreements for a private placement totaling $25.5 million. This strategic financing is backed by a group of distinguished investors, including Mile Green, Harvest Capital, Pantera Capital, Choco Up, and other leading investors from Asia, signaling strong confidence in Amber International’s growth trajectory and market leadership.

The proceeds will be used to accelerate Amber International’s expansion in key institutional crypto services across the U.S. and Southeast Asia, with a focus on enhancing its crypto reserve strategy, asset tokenization in areas of stablecoins and real-world assets (RWAs), as well as innovative AI-AgentFi initiatives, all subject to prevailing laws and regulations in relevant jurisdictions.

“This private placement is about forging deeper alignment with strategic investors,” said Wayne Huo, CEO of Amber International. “This exceptional group of investors bring global networks, policy insight, and sector expertise that will amplify our growth in key markets. We’re entering a new chapter for institutional crypto — and we’re doing it with partners who share our conviction.”

Among the participating investors, Mile Green brings a particularly valuable regional dimension to the syndicate. Led by a group of prominent investors and business leaders including Chatchaval Jiaravanon, a key member of the family (“CP Group Family”) controlling The Charoen Pokphand Group Company (“CP Group”) — Asia’s largest diversified conglomerate — Mile Green provides not only regional access but also sets the stage for joint initiatives tailored to Southeast Asia’s institutional market.

Pantera Capital, a leading US-based blockchain-focused investment firm and long-time Amber Group investor, also reaffirmed its continued support:

“Pantera led Amber Group’s Series A in 2019, drawn by a team with deep global finance experience and a clear vision for compliant, intuitive institutional access,” said Paul Veradittakit, Managing Partner at Pantera Capital. “We’re proud to have been not just early investors, but also early users of the platform—transacting over $6 billion to date—and we’re excited to support Amber International as it enters its next phase of growth.”

The involvement of both leading crypto and traditional finance investors brings not only capital but also strategic resources and diversified networks, strengthening Amber International’s ability to scale rapidly and solidify its position as a trusted partner for institutions and high-net-worth clients navigating digital asset markets.

The private placement is expected to close on or around July 4, 2025. It is expected that the share issuances will be exempted from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S under the Securities Act, and the shares issued may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in the United States and any other state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder and that will contain detailed information about the Company and management, as well as financial statements.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium”, is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue to rely on intercompany service agreements; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company's business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates; (vi) risks related to fluctuations in the market price of bitcoin and any associated unrealized gains or losses on the digital assets that the Company may record in its financial statements as a result of a change in the market price of bitcoin from the value at which the Company's bitcoins are carried on its balance sheet, as well as commercial, legal, regulatory, accounting and technical uncertainties associated with the Company’s crypto holdings; (vii) a decrease in liquidity in the markets in which the cryptocurrencies and digital assets are traded; and (viii) the impact of the availability of spot exchange traded products and other investment vehicles for digital assets. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited

Serena Wang

Phone: +65 6022 0228

E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

E-mail: amber@iecapitalusa.com